SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2007

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AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated January 29, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)
By: /s/ Lea Katz
Name: Lea Katz Title: Corporate Secretary

Dated: January 29, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated January 29, 2007

EXHIBIT 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Sale of Holdings of TMM

Hadera, Israel, January 29, 2007 — American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) announced that following the immediate report dated January 04, 2007, regarding the transaction for the sale of the Company’s holdings in TMM Integrated Recycling Industries Ltd. (“TMM”) to CGEA ONYX (Israel) Ltd. (“CGEA”), the Company announces that TMM reported today that the purchase offer to the public, that was published by CGEA was accepted. According to the purchase offer, the rest of the shares that were not attended will be purchased by the offerer in a forced purchase.

As stated in the aforesaid Company’s immediate report, a few days after the completion of the purchase offer, the sale of the Company’s holdings in Barthelemi Holdings Ltd. (“Barthelemi”) a company through which AIPM and CGEA possess holdings in TMM will be executed as well, and as a result, the Company will no longer be a shareholder in TMM.